Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

October 13, 2015

Ms. Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Separate Account VA B
Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-189435)

Transamerica Financial Life Insurance Company
Separate Account VA BNY
Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 333-189436)

Dear Ms. White:

The Post-Effective Amendment No. 5 for the above referenced Form N-4 registration statements were filed with the Securities and Exchange Commission on October 13, 2015. The accession numbers are 0001193125-15-342260 for Separate Account VA B and 0001193125-15-342266 for Separate Account VA BNY.

Enclosed please find a courtesy copy of the Transamerica Variable Annuity O-Share supplements for your review.

We trust that all of the information is in order. We are looking to go to a Rate Sheet approach for the Retirement Income Choice® 2.0 Rider. We would appreciate receipt of your comments at your earliest convenience. Please call Julie Collett at (720) 482-8828 with any comments or questions.

Sincerely,

Julie Collett

Senior Counsel and Vice President